82-5769

PROCESSED

AUG 1 2 2005

THOMSON
FINANCIAL

RECEIVED
2005 AUG 10 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

UFJ

Press Release

05010338

July 28, 2005

UFJ Holdings, Inc.

Succession of corporate loan guarantee business through corporate split

UFJ Holdings, Inc. hereby gives notice that boards of directors of UFJ Bank Limited ("UFJ Bank"), Nippon Shinpan Co., Ltd. ("Nippon Shinpan") and Minami Nippon Shinpan Co., Ltd. ("Minami Nippon Shinpan") have resolved today that UFJ Bank will succeed corporate loan guarantee business of Nippon Shinpan and Minami Nippon Shinpan by means of corporate split scheduled on September 16, 2005, subject to the approval of relevant authorities.

1. Objective

UFJ Bank signed an agreement of strategic alliance with Nippon Shinpan in January 2004 in order to create a leading financial group in the retail finance market in Japan. UFJ Bank and Nippon Shinpan have been implementing various initiatives for the strategic alliance and UFJ Bank is scheduled to convert Nippon Shinpan into consolidated subsidiary on October 1, 2005.

In order to satisfy certain legal conditions for the consolidation, UFJ Bank will succeed the corporate loan guarantee business of Nippon Shinpan and Minami Nippon Shinpan by means of corporate split.

(UFJ Bank is scheduled to merge with the Bank of Tokyo-Mitsubishi, Ltd. on October 1,2005)

2. Outline

(1) Schedule

July 28, 2005	Board meetings to approve the corporate split plan
July 28, 2005	Conclusion of the corporate split agreement
September 16, 2005	Date of the corporate split (scheduled)
September 16, 2005	Registration of the corporate split (scheduled)

(2) Measures of corporate split

- An assimilation-type corporate split, whereby Nippon Shinpan and Minami Nippon Shinpan will be divided companies and UFJ Bank will be a successor company. This transaction doesn't require approval of general shareholders meeting.
- In the corporate split based on the Industrial Revitalization Law, UFJ Bank will pay Nippon Shinpan and Minami Nippon Shinpan Yen 10 million each instead of new share issuance.

(3) Share allotment

- No share will be allotted.

(4) Split related cash distribution

- No cash distribution will be made.

(5) Outline of rights and obligations to be transferred, the amounts of assets and liabilities

- UFJ Bank will succeed assets, liabilities, positions on contracts and other rights and obligations belonging to the operations of the corporate loan guarantee business.
- Succession of liabilities and obligations will be based on a method of debt assumption without recourse.
- The amount of guarantees to be transferred from Nippon Shinpan and Minami Nippon Shinpan will be Yen 22,001 million. (As of March 2005)